Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2021

Tel-Aviv, Israel, September 30, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three and six month periods ended June 30, 2021.

Financial Highlights

•
Revenues were approximately €19.5 million for the six months ended June 30, 2021, compared to approximately €4.2 million for the six months ended June 30, 2020. The increase in revenues is mainly attributable to the achievement of PAC (preliminary acceptance certificate) of the photovoltaic plant held by Talasol Solar S.L. (the “Talasol PV Plant”) on January 27, 2021, upon which the Company commenced recognition of revenues. The increase is also attributable to the acquisition of the Groen Gas Gelderland B.V. biogas facility (the “Gelderland Biogas Plant”), in December 2020 and to improved operational efficiency at the Company’s biogas plants in the Netherlands.

•
Operating expenses were approximately €7.5 million for the six months ended June 30, 2021, compared to approximately €2.1 million for the six months ended June 30, 2020. The increase in operating expenses is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021 and the acquisition of the Gelderland Biogas Plant in December 2020. Depreciation expenses were approximately €7.1 million for the six months ended June 30, 2021, compared to approximately €1.4 million for the six months ended June 30, 2020.

•
Project development costs were approximately €1.1 million for the six months ended June 30, 2021, compared to approximately €2.3 million for the six months ended June 30, 2020. The decrease in project development costs is mainly due to capitalization of expenses in connection with the project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

•
General and administrative expenses were approximately €2.6 million for the six months ended June 30, 2021, compared to approximately €2.2 million for the six months ended June 30, 2020. The increase is mostly due to increased D&O liability insurance costs and to the Talasol PV Plant's expenses following the achievement of PAC of the Talasol PV Plant on January 27, 2021.

•
Company’s share of loss of equity accounted investee, after elimination of intercompany transactions, was approximately €0.8 million for the six months ended June 30, 2021, compared to a profit of approximately €0.9 million in the six months ended June 30, 2020. The decrease in the Company’s share of profit of equity accounted investee is mainly attributable to the decrease in revenues of Dorad Energy Ltd. (“Dorad”) and higher financing expenses incurred by Dorad for the period as a result of the CPI indexation of loans from banks.

•	Financing expenses, net was approximately €6.2 million for the six months ended June 30, 2021, compared to approximately €1.1 million for the six months ended June 30, 2020. The increase in financing expenses, net, was mainly due to €0.8 million of expenses in connection with the early repayment of the Company’s Series B Debentures and financing expenses in connection with the Talasol PV Plant previously capitalized to fixed assets that are recognized in profit and loss starting from PAC, including approximately €1.1 million of interest on bank loans, €0.6 million of swap related payments, €0.7 million of expenses in connection with the Talasol PV Plant project finance and approximately €0.9 million of interest accrued on shareholder loans granted by the minority shareholders of Talasol.

•	Taxes on income was approximately €0.1 million for the six months ended June 30, 2021 and 2020.

•	Net loss was approximately €5.8 million for the six months ended June 30, 2021, compared to approximately €4.3 million for the six months ended June 30, 2020.

•
Total other comprehensive loss was approximately €4.7 million for the six months ended June 30, 2021, compared to a loss of approximately €9.2 million for the six months ended June 30, 2020. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on NIS denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €10.5 million for the six months ended June 30, 2021, compared to approximately €13.5 million for the six months ended June 30, 2020.

•	EBITDA was approximately €7.5 million for the six months ended June 30, 2021, compared to negative EBITDA of approximately €(1.6) million for the six months ended June 30, 2020.

•
Net cash provided by operating activities was approximately €6.4 million for the six months ended June 30, 2021, compared to net cash used in operating activities of approximately €1.9 million for the six months ended June 30, 2020. The increase in net cash from operating activities is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021, upon which the Company commenced recognition of revenues and expenses.

•	As of September 1, 2021, the Company held approximately €72.5 million in cash and cash equivalents and approximately €7.2 million in restricted short-term and long-term cash.

Second Quarter 2021 CEO Review

Ran Fridrich, CEO and a board member of the Company, provided the following CEO review:

The results of the first half reflect the continuation of the Company's projected business plan and are in line with the Company's forecasts. The main efforts of the Company are in three levels: (a) operation and improvement of the existing asset portfolio, (b) supervision and management of the construction of the various projects (pumped storage in the Manara Cliff, Israel and a 28 MW photovoltaic plant in Spain) and (c) development of new projects, mainly photovoltaic projects in Italy, Spain and Israel (in the aggregate of approximately 450 MW in advanced stages and approximately 800 MW in the preliminary stages).

Operation of the Existing Asset Portfolio

Revenues in the photovoltaic segments exceeded the Company’s forecasts. The revenues of the Spanish portfolio under government subsidy (approximately 7.9 MW) were higher by 6.6% higher than the forecast, the revenues of the Talasol PV Plant (including income derived during the period before the achievement of PAC) were 3% higher than the forecast and the revenues of the Talmei Yosef PV Plant (under the fixed asset model) were 4% higher than the forecast.

Revenues of the biogas segment in the Netherlands were 4% lower than the forecast mainly due to the subsidy method used in the Netherlands, which is paid based on the average price in the year preceding the year of payment. The low gas prices in 2020 caused a deduction of approximately €1 million from revenues in 2021. In light of gas prices in 2021, the Company expects that in 2022 the subsidy will increase and will be paid in accordance with the forecasts. Despite the impact on the subsidy in the first half of 2021, the Company estimates that the revenue gap will decrease during the remainder of 2021.

The Dorad Power Station contributed a loss of €0.7 million in the first half of 2021 compared to a profit of €0.8 million in the corresponding half last year. The majority of the loss is attributed to an increase in financing expenses due to the linkage of the debt to the Israeli consumer price index. In addition, a regulatory change that increased the fines for deviating from the production plan requires Dorad to exercise caution in assessing the demand of existing customers, thereby reducing payments from the Israel Electric Company. Moreover, the majority of Dorad's profit is derived during July and August, and this is expected to be the case this year as well.
The total operating expenses of the various projects were 4.5% lower than forecast.

Projects under Construction

Pumped Storage Project in the Manara Cliff, Israel: The construction of the project is progressing as planned. Excavation of the main access tunnel is expected to begin in the coming days and extensive earthworks are being carried out in the area of the upper and lower reservoirs and in the area designated for the transformation station.

Ellomay Solar 28 MW PV Project in Spain: Construction work began a few months ago and is progressing as planned. The connection to the grid is expected at the end of 2021.

Projects under Development

Advanced Stage Development of 450 MW PV in Italy: The development of the projects is progressing as planned, a tender is currently being completed for contractors to carry out the first 3 projects with a total capacity of approximately 120 MW. The current estimate for the commencement of construction is the first quarter of 2022. In parallel, the licensing process of the remainder of the portfolio continues, which is expected to mature in 2022 and 2023 (the price of a quality license ready for construction in Italy is more than €200,000 per MW).

Initial Stage Development of 800 MW PV in Italy and Spain: the development of these projects continues.
Development of PV plus Storage PV Projects in Israel: land contracts have been executed and the projects are in licensing process with the relevant regulatory authorities.

Financing Expenses

The financing expenses item includes for the first time the financing expenses of the Talasol PV Plant in the amount of approximately €3.3 million (including the cost of an interest swap transaction in the amount of €0.6 million and interest on the shareholders’ loan of the minority shareholders in the amount of €0.9 million (a non-cash expenses that creates a tax shield for the project). The financing expenses item also includes a one-time expense of approximately €0.8 million on early redemption of the Series B Debentures, which is expected to be returned to the Company through the interest savings achieved in the transition to Series C Debentures).

The financing expenses of the Company in connection with Debentures (excluding expenses in connection with the early repayment of Series B Debentures) were approximately €1.9 million.

Adjusted EBITDA and Adjusted FFO

The Adjusted EBITDA for the six month period ended June 30, 2021 was €13 million and the Adjusted FFO for the six month period ended June 30, 2021 was €9.6 million.

Use of NON-IFRS Financial Measures

EBITDA, Adjusted EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and Adjusted FFO is calculated by deducting interest expenses on bank loans and debentures from the  Adjusted EBITDA. The Company uses the terms “Adjusted EBITDA” and “Adjusted FFO” to highlight the fact that in the calculation of these Non-IFRS financial measures the Company presents the revenues from the Talmei Yosef PV Plant under the fixed asset model and not under IFRIC 12, presents its share in Dorad based on distributions of profit and not on the basis of equity gain using the equity method and includes the financial results of the Talasol PV Plant for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules. The Company presents these measures in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate EBITDA, Adjusted EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA, Adjusted EBITDA and Adjusted FFO may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 13 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and delays, technical and other disruptions in the operations or construction of the power plants owned by the Company or in the development efforts of the projects under development by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	June 30,	December 31,	June 30,
	2021	2020	2021
	(Unaudited)	(Audited)	(Unaudited)
			Convenience Translation
	€ in thousands		into US$ in thousands*
Assets
Current assets
Cash and cash equivalents	67,259	66,845	79,943
Marketable securities	-	1,761	-
Short term deposits	-	8,113	-
Restricted cash	4,216	-	5,011
Receivable from concession project	1,589	1,491	1,889
Trade and other receivables	9,761	9,825	11,62
	82,825	88,035	98,445
Non-current assets
Investment in equity accounted investee	30,126	32,234	35,807
Advances on account of investments	2,445	2,423	2,906
Receivable from concession project	25,014	25,036	29,731
Fixed assets	312,983	264,095	372,008
Right-of-use asset	22,944	17,209	27,271
Intangible asset	4,506	4,604	5,356
Restricted cash and deposits	6,023	9,931	7,159
Deferred tax	5,785	3,605	6,876
Long term receivables	861	2,762	1,023
Derivatives	2,276	10,238	2,705
	412,963	372,137	490,842
Total assets	495,788	460,172	589,287
Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	13,204	10,232	15,694
Current maturities of long term loans	3,549	4,021	4,218
Debentures	12,815	10,600	15,232
Lease liability short term	8,288	**490	9,851
Trade payables	2,692	12,387	3,202
Other payables	11,461	**7,422	13,617
	52,009	45,152	61,814
Non-current liabilities
Lease liability	15,524	17,299	18,452
Liabilities to banks	149,789	134,520	178,038
Other long-term loans	51,871	49,396	61,653
Debentures	80,661	72,124	95,873
Deferred tax	8,124	7,806	9,656
Other long-term liabilities	4,512	513	5,363
Derivatives	6,297	8,336	7,485
	316,778	289,994	376,520
Total liabilities	368,787	335,146	438,334

Equity
Share capital	25,578	25,102	30,402
Share premium	85,762	82,401	101,936
Treasury shares	(1,736)	(1,736)	(2,063)
Transaction reserve with non-controlling Interests	5,145	6,106	6,115
Reserves	2,400	4,164	2,853
Retained earnings	2,613	8,191	3,106
Total equity attributed to shareholders of the Company	119,762	124,228	142,349
Non-Controlling Interest	7,239	798	8,604
Total equity	127,001	125,026	150,953
Total liabilities and equity	495,788	460,172	589,287

* Convenience translation into US$ (exchange rate as at June 30, 2021: EUR 1 = US$ 1.189)
** Reclassified

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the three months ended June 30,		For the six months ended June 30		For the year ended December 31,	For the six months ended June 30,
	2021	2020	2021	2020	2020	2021
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands		€ in thousands		€ in thousands	Convenience Translation into US$*
Revenues	12,255	2,271	19,455	4,214	9,645	23,124
Operating expenses	(4,289)	(1,085)	(7,506)	(2,146)	(4,951)	(8,922)
Depreciation and amortization expenses	(4,005)	(721)	(7,056)	(1,447)	(2,975)	(8,387)
Gross profit	3,961	465	4,893	621	1,719	5,815

Project development costs	(614)	(584)	(1,119)	(2,338)	(3,491)	(1,330)
General and administrative expenses	(1,309)	(1,123)	(2,572)	(2,204)	(4,512)	(3,057)
Share of profits (losses) of equity accounted investee	(1,389)	(481)	(772)	850	1,525	(918)
Other income	-	-	-	-	2,100	-
Operating profit (loss)	649	(1,723)	430	(3,071)	(2,659)	510

Financing income	850	378	1,716	886	2,134	2,040
Financing income (expenses) in connection with derivatives and warrants, net	15	145	(109)	1,099	1,094	(130)
Financing expenses	(3,680)	(1,220)	(6,806)	(3,095)	(6,862)	(8,090)
Interest expenses on minority shareholder loan	(557)	-	(939)	-	-	(1,116)
Financing expenses, net	(3,372)	(697)	(6,138)	(1,110)	(3,634)	(7,296)
Loss before taxes on income	(2,723)	(2,420)	(5,708)	(4,181)	(6,293)	(6,786)
Tax benefit (Taxes on income)	(412)	16	(93)	(88)	125	(111)
Loss for the period	(3,135)	(2,404)	(5,801)	(4,269)	(6,168)	(6,897)
Loss attributable to:
Owners of the Company	(3,509)	(2,055)	(5,578)	(3,472)	(4,627)	(6,630)
Non-controlling interests	374	(349)	(223)	(797)	(1,541)	(267)
Loss for the period	(3,135)	(2,404)	(5,801)	(4,269)	(6,168)	(6,897)
Other comprehensive income (loss) items that
after initial recognition in comprehensive income
(loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	1,122	113	1,684	(86)	(482)	2,002
Effective portion of change in fair value of cash flow hedges	(3,273)	(23,401)	(5,202)	(9,289)	2,210	(6,183)
Net change in fair value of cash flow hedges transferred to profit or loss	(221)	87	(1,225)	190	555	(1,456)
Total other comprehensive income (loss)	(2,372)	(23,201)	(4,743)	(9,185)	2,283	(5,637)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(652)	(11,638)	(1,764)	(4,737)	881	(2,096)
Non-controlling interests	(1,720)	(11,563)	(2,979)	(4,448)	1,402	(3,541)
Total other comprehensive income (loss)	(2,372)	(23,201)	(4,743)	(9,185)	2,283	(5,637)

Total comprehensive loss for the period	(5,507)	(25,605)	(10,544)	(13,454)	(3,885)	(12,534)

Total comprehensive loss for the period attributable to:
Owners of the Company	(4,161)	(13,693)	(7,342)	(8,209)	(3,746)	(8,726)
Non-controlling interests	(1,346)	(11,912)	(3,202)	(5,245)	(139)	(3,808)
Total comprehensive loss for the period	(5,507)	(25,605)	(10,544)	(13,454)	(3,885)	(12,534)

Basic net loss per share	(0.28)	(0.17)	(0.44)	(0.29)	(0.38)	(0.52)
Diluted net loss per share	(0.28)	(0.17)	(0.44)	(0.29)	(0.38)	(0.52)

* Convenience translation into US$ (exchange rate as at June 30, 2021: EUR 1 = US$ 1.189)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2021 (unaudited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Loss for the period	-	-	(5,578)	-	-	-	-	(5,578)	(223)	(5,801)
Other comprehensive loss for the period	-	-	-	-	1,636	(3,400)	-	(1,764)	(2,979)	(4,743)
Total comprehensive loss for the period	-	-	(5,578)	-	1,636	(3,400)	-	(7,342)	(3,202)	(10,544)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(961)	(961)	961	-
Warrants exercise	454	3,348	-	-	-	-	-	3,802	-	3,802
Options exercise	22	-	-	-	-	-	-	22	-	22
Share-based payments	-	13	-	-	-	-	-	13	-	13
Balance as at June 30, 2021	25,578	85,762	2,613	(1,736)	5,459	(3,059)	5,145	119,762	7,239	127,001

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2020 (unaudited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Loss for the period	-	-	(3,472)	-	-	-	-	(3,472)	(797)	(4,269)
Other comprehensive loss for the period	-	-	-	-	(98)	(4,639)	-	(4,737)	(4,448)	(9,185)
Total comprehensive loss for the period	-	-	(3,472)	-	(98)	(4,639)	-	(8,209)	(5,245)	(13,454)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	1,935	11,253	-	-	-	-	-	13,188	-	13,188
Share-based payments	-	20	-	-	-	-	-	20	-	20
Balance as at June 30, 2020	23,933	75,433	9,346	(1,736)	4,258	(5,712)	6,106	111,628	(4,308)	107,320

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity

					Translation		Transaction
	Share	Share	Retained	Treasury	Reserve from foreign	Hedging	reserve with non-controlling
	capital	premium	earnings	shares	operations	Reserve	Interests	Total
	€ in thousands
For the year ended December 31, 2020 (audited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Profit (loss) for the year	-	-	(4,627)	-	-	-	-	(4,627)	(1,541)	(6,168)
Other comprehensive loss for the year	-	-	-	-	(533)	1,414	-	881	1,402	2,283
Total comprehensive loss for the year	-	-	(4,627)	-	(533)	1,414	-	(3,746)	(139)	(3,885)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	50	-	-	-	-	-	50	-	50
Balance as at
December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$*
For the six months ended June 30, 2021 (unaudited):
Balance as at January 1, 2021	29,836	97,942	9,736	(2,063)	4,544	405	7,257	147,657	951	148,608
Loss for the period	-	-	(6,630)	-	-	-	-	(6,630)	(267)	(6,897)
Other comprehensive loss for the period	-	-	-	-	1,945	(4,041)	-	(2,096)	(3,541)	(5,637)
Total comprehensive loss for the period	-	-	(6,630)	-	1,945	(4,041)	-	(8,726)	(3,808)	(12,534)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	10,319	10,319
Buy of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(1,142)	(1,142)	1,142	-
Warrants exercise	540	3,979	-	-	-	-	-	4,519	-	4,519
Options exercise	26	-	-	-	-	-	-	26	-	26
Share-based payments	-	15	-	-	-	-	-	15	-	15
Balance as at June 30, 2021	30,402	101,936	3,106	(2,063)	6,489	(3,636)	6,115	142,349	8,604	150,953

* Convenience translation into US$ (exchange rate as at June 30, 2021: EUR 1 = US$ 1.189)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30
	2021	2020	2021	2020	2020	2021
	Unaudited		Unaudited		Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit for the period	(3,135)	(2,404)	(5,801)	(4,269)	(6,168)	(6,897)
Adjustments for:
Financing expenses, net	3,372	697	6,138	1,110	3,634	7,296
Profit from settlement of derivatives contract	-	-	(407)	-	-	(484)
Depreciation and amortization	4,005	721	7,056	1,447	2,975	8,387
Share-based payment transactions	6	6	13	20	50	15
Share of losses (profits) of equity accounted investee	1,389	481	772	(850)	(1,525)	918
Payment of interest on loan from an equity accounted investee	859	-	859	582	582	1,021
Change in trade receivables and other receivables	(942)	(461)	(2,124)	127	(3,868)	(2,525)
Change in other assets	(812)	(19)	(782)	(234)	179	(929)
Change in receivables from concessions project	536	503	757	704	1,426	900
Change in trade payables	(559)	(350)	(941)	(35)	190	(1,118)
Change in other payables	2,119	642	3,715	368	(1,226)	4,416
Income tax expense (tax benefit)	412	(16)	93	88	(125)	111
Income taxes paid	(15)	-	(15)	-	(119)	(18)
Interest received	494	428	921	869	2,075	1,095
Interest paid	(2,651)	(1,685)	(3,857)	(1,853)	(3,906)	(4,584)
Net cash from (used in) operating activities	5,078	(1,457)	6,397	(1,926)	(5,826)	7,604
Cash flows from investing activities
Acquisition of fixed assets	(38,140)	(39,866)	(63,793)	(81,280)	(128,420)	(75,824)
Acquisition of subsidiary, net of cash acquired	-	-	-	-	(7,464)	-
Repayment of loan by an equity accounted investee	1,400	-	1,400	1,923	1,978	1,664
Loan to an equity accounted investee	(131)	-	(244)	-	(181)	(290)
Advances on account of investments	(8)	-	(8)	-	(1,554)	(10)
Settlement of derivatives contract	-	-	(252)	-	-	(300)
Proceeds (investment) in restricted cash, net	(639)	(5)	(185)	22,580	23,092	(220)
Proceeds (investment) in short term deposit	-	-	8,533	-	(1,323)	10,142
Proceeds from marketable securities	-	-	1,785	-	1,800	2,122
Acquisition of marketable securities	-	(5)	-	-	(1,481)	-
Compensation as per agreement with Erez Electricity Ltd	-	1,418	-	1,418	1,418	-
Net cash used in investing activities	(37,518)	(38,453)	(52,764)	(55,359)	(112,135)	(62,716)
Cash flows from financing activities
Sale of shares in subsidiaries to non-controlling interests	-	-	1,400	-	-	1,664
Proceeds from options	-	-	22	-	20	26
Cost associated with long term loans	-	-	(197)	-	(734)	(234)
Proceeds from long term loans	5,415	39,661	32,476	80,584	111,357	38,601
Repayment of long-term loans	(2,933)	(1,994)	(3,390)	(2,804)	(3,959)	(4,029)
Repayment of Debentures	(8,853)	(4,761)	(30,730)	(26,923)	(26,923)	(36,525)
Issuance of ordinary shares	-	-	-	13,188	21,275	-
Proceeds from issue of convertible debentures	-	-	15,571	-	-	18,508
Proceeds from issuance of Debentures, net	-	-	25,465	-	38,057	30,267
Issuance / exercise of warrants	-	-	3,675	320	2,544	4,368
Net cash from (used in) financing activities	(6,371)	32,906	44,292	64,365	141,637	52,646

Effect of exchange rate fluctuations on cash and cash equivalents	1,050	471	2,489	(357)	(1,340)	2,958
Increase (decrease) in cash and cash equivalents	(37,761)	(6,533)	414	6,723	22,336	492
Cash and cash equivalents at the beginning of the period	105,020	57,765	66,845	44,509	44,509	79,451
Cash and cash equivalents at the end of the period	67,259	51,232	67,259	51,232	66,845	79,943

* Convenience translation into US$ (exchange rate as at June 30, 2021: EUR 1 = US$ 1.189)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar[3]	Talasol	Israel[1]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2021
	€ in thousands

Revenues	-	1,534	-	11,202 [2]	2,130	6,129	22,940	-	43,935	(24,480)	19,455
Operating expenses	-	(423)	-	(1,988)	(170)	(4,925)	(18,049)	-	(25,555)	18,049	(7,506)
Depreciation expenses	-	(451)	-	(4,816)	(1,151)	(1,552)	(2,685)	-	(10,655)	3,599	(7,056)
Gross profit (loss)	-	660	-	4,398	809	(348)	2,206	-	7,725	(2,832)	4,893
Project development costs											(1,119)
General and
administrative expenses											(2,572)
Share of loss of equity
accounted investee											(772)
Operating profit											430
Financing income											1,716
Financing expenses in connection
with derivatives and warrants, net											(109)
Financing expenses, net											(7,745)
Loss before taxes
on Income											(5,708)
Segment assets as at
June 30, 2021	833	15,130	5,589	242,224	35,548	34,903	106,164	90,300	530,691	(34,904)	495,787

1 The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
2 Not including an amount of approximately €1 million of proceeds from the sale of electricity prior to January 27, 2021 (the date in which the Talasol PV Plant achieved PAC).
3 Ellomay Solar, S.L, the developer of a 28 MW solar project near the Talasol PV Plant.

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Loss to EBITDA (in thousands)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2021	2020	2021	2020	2020	2021
	Unaudited
	€ in thousands					Convenience Translation into US$*
Loss for the period	(3,135)	(2,694)	(5,801)	(4,269)	(6,168)	(6,897)
Financing expenses, net	3,372	782	6,138	1,110	3,634	7,296
Taxes on income	412	(18)	93	88	(125)	111
Depreciation	4,005	808	7,056	1,447	2,975	8,387
EBITDA	4,654	(1,122)	7,486	(1,624)	316	8,897

* Convenience translation into US$ (exchange rate as at June 30, 2021: EUR 1 = US$ 1.189)

Reconciliation of Loss to Adjusted EBITDA and to Adjusted FFO

For the six months ended June 30, 2021
Unaudited
€ in thousands
Loss for the period	(5,801)
Financing expenses, net	6,138
Taxes on income	93
Depreciation	7,056
Adjustment to the Share of loss of equity accounted investee to include the Company's share in distributions	3,031
Adjustment to the revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	1,540
Adjustment to include the financial revenues of the Talasol PV Plant for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules	895
Adjusted EBITDA	12,952
Interest expenses on bank loans and debentures	(3,405)
Adjusted FFO	9,547

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series C and Series D Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on March 31, 2021 and below.

Net Financial Debt

As of June 30, 2021, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €28.6 million (consisting of approximately €237.93 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €95.94 million in connection with the Series C Debentures issuances (in July 2019,  October 2020 and February 2021) and Series D Debentures issuance (in February 2021), net of approximately €67.3 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €237.95 million of project finance and related hedging transactions of the Company’s subsidiaries).

3 Short-term and long-term debt from banks and other interest bearing financial obligations amount provided above, includes an amount of approximately €11.7 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

4 Debentures amount provided above, includes an amount of approximately €2.4 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.

5 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of June 30, 2021, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was approximately €127 million (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) was 18.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6, was 2.3.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended June 30, 2021:

For the four quarter period ended June 30, 2021
Unaudited
€ in thousands
Loss for the period	(7,700)
Financing expenses, net	8,662
Taxes on income	(120)
Depreciation	8,584
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,039
Share-based payments	43
Adjusted EBITDA as defined the Series C Deed of Trust	12,508

6 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of June 30, 2021, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €126.6 million (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) was 18.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 1.2.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended June 30, 2021:

For the four quarter period ended June 30, 2021
Unaudited
€ in thousands
Loss for the period	(7,700)
Financing expenses, net	8,662
Taxes on income	(120)
Depreciation	8,584
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,039
Share-based payments	43
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	10,457
Adjusted EBITDA as defined the Series D Deed of Trust	22,965

7 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

8 The adjustment is based on the results of the Talasol Project since January 27, 2021 and of the biogas plant in Gelderland since January 1, 2021. The results of the biogas plant in Gelderland were not included in the profit and loss statement of the Company for the year ended December 31, 2020.